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BlackRock Funds/SM/ (the "Registrant"): BlackRock Advantage Emerging Markets
Fund (the "Fund")

77D(a)(g)

Policies with respect to security investments

Attached please find as an exhibit to Sub-Item 77D(a)(g) of Form N-SAR, a description of changes to the Fund's investment objective and investment strategies approved by the Registrant's Board of Trustees on March 23, 2017.

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                                                              EXHIBIT 77D(A)(G)

BLACKROCK FUNDS/SM/: BLACKROCK ADVANTAGE EMERGING MARKETS FUND

77D(a)(g)
Policies with respect to security investments

On March 23, 2017, the Board of Trustees (the "Board") of BlackRock Funds/SM/ (the "Trust") approved certain changes to the investment objective and investment strategies of BlackRock Emerging Markets Long/Short Equity Fund, a series of the Trust. The Board also approved a change in the name of BlackRock Emerging Markets Long/Short Equity Fund to "BlackRock Advantage Emerging Markets Fund" (the "Fund"). In addition, Fund management determined to make certain changes to the benchmark index against which the Fund measures its performance.

The new investment objective of the Fund is to seek long-term capital appreciation, and the MSCI Emerging Markets Index/SM/ (the "MSCI EM Index") is the new benchmark against which the Fund measures its performance.

Under the new investment strategies, under normal circumstances, the Fund seeks to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in equity securities issued by, or tied economically to, companies in emerging markets and derivatives that have similar economic characteristics to such securities. BlackRock considers an emerging market country to include any country that is: (1) generally recognized to be an emerging market country by the international financial community, including the World Bank; (2) classified by the United Nations as a developing country; or
(3) included in the MSCI EM Index. BlackRock determines that an investment is tied economically to an emerging market if such investment satisfies one or more of the following conditions: (1) the issuer's primary trading market is in an emerging market; (2) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in emerging markets; (3) the investment is included in an index representative of emerging markets; and (4) the investment is exposed to the economic risks and returns of emerging markets. The Fund primarily intends to invest in equity securities, which include common stock, preferred stock and convertible securities, or other financial instruments that are components of, or have characteristics similar to, the securities included in the MSCI EM Index. The MSCI EM Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs"). The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the MSCI EM Index. The use of options, futures, swaps, forward contracts and contracts for difference can be effective in protecting or enhancing the value of the Fund's assets.

These changes to the investment objective and the investment strategies of the Fund and the name change and benchmark change became effective June 12, 2017.